Filed by SandRidge Energy, Inc.

(Commission File No. 1-33784)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Bonanza Creek Energy, Inc.

(Commission File No. 001-35371)

To: All Employees

From: James Bennett

Subject: Announcement of Shareholder Rights Plan to Protect Shareholder Interests

Leading into the Thanksgiving holiday, many of you likely saw that Carl Icahn, a noted activist investor, announced his significant investment in SandRidge while simultaneously speaking out against our proposed acquisition of Bonanza Creek. This followed concerns expressed by several other shareholders earlier in the week. We want you to know that the Board and our management team remain fully committed to this transaction, which we feel strongly will grow the long term equity value of our business.

We will file our proxy materials that, amongst other important details, will fully communicate our rationale behind the proposed acquisition. Until that time, I’ll continue to reiterate the central strategic rationale for this transaction:

•	This acquisition expands our Niobrara position to include high return, oil-weighted projects, immediately ready for development drilling;

•	The purchase price is very attractive relative to other recent DJ Basin transactions;

•	It will be accretive to cash flow per share;

•	It will generate meaningful synergies; and

•	We will retain a strong balance sheet and strong liquidity.

In order to fulfill their fiduciary duties to all shareholders, our Board of Directors announced today that it has unanimously adopted a “shareholder rights plan” – more commonly known as a “poison pill.” The press release announcing the plan is attached here. The rights plan is designed to protect all of our shareholders’ interests by, among other things, (1) preserving their ability to fully consider all information – including our proxy materials – related to our proposed acquisition of Bonanza Creek and vote as they see fit and (2) deterring the acquisition of actual, de facto or negative control of the Company by any person or group without payment of a control premium.

I want to assure you that the Board did not adopt the rights plan in response to any specific takeover bid or other proposal to acquire control of SandRidge. The Company has and will continue to engage in constructive dialogue with all shareholders regarding our plans for the business – including the compelling strategic opportunity with Bonanza Creek – as we work to enhance shareholder value.

Press reports and speculation about SandRidge can be unsettling. I urge you to remain focused on the work in front of us as we fulfill our 2017 goals. As a reminder, if you receive any media inquiries, please refer them to David Kimmel. If you have any questions, please ask your supervisor, use the “Ask the CEO” forum on the intranet or contact me directly.

Thank you for all you do and for your dedication to SandRidge.

James

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, SandRidge Energy, Inc. (“SandRidge”) will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which will include a prospectus of SandRidge and a joint proxy statement of Bonanza Creek Energy, Inc. (“Bonanza Creek”) and SandRidge. SandRidge and Bonanza Creek also plan to file other documents with the SEC regarding the proposed merger. After the registration statement has been declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to the shareholders of Bonanza Creek and the shareholders of SandRidge. SHAREHOLDERS OF BONANZA CREEK AND SANDRIDGE ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE PROPOSED MERGER THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors will be able to obtain free copies of the joint proxy statement/prospectus and other documents containing important information about SandRidge and Bonanza Creek, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by SandRidge will be available free of charge, on SandRidge’s internet website at www.sandridgeenergy.com under the tab “Investor Relations” and then under the tab “SEC Filings” or by contacting SandRidge’s Investor Relations Department at (405) 429-5515. Copies of the documents filed with the SEC by Bonanza Creek will be available free of charge on Bonanza Creek’s internet website at www.bonanzacrk.com under the tab “For Investors” and then under the tab “SEC Filings” or by contacting Bonanza Creek’s Investor Relations Department at (720) 440-6136.

Participants in the Solicitation

SandRidge, Bonanza Creek, their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Bonanza Creek is set forth in Bonanza Creek’s public filings with the

SEC, including its Current Reports on Form 8-K filed with the SEC on April 28, 2017, June 12, 2017 and August 4, 2017 and its Quarterly Report on Form 10-Q for the period ending September 30, 2017, filed with the SEC on November 9, 2017. Information about the directors and executive officers of SandRidge is set forth in SandRidge’s public filings with the SEC, including its definitive proxy statement on Form DEF 14A filed with the SEC on April 28, 2017 and its Current Reports on Form 8-K filed with the SEC on June 28, 2017 and August 1, 2017. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and White proxy cards and other relevant materials filed with the SEC. Free copies of these documents can be obtained as described in the preceding paragraph.

Cautionary Statement Regarding Forward-Looking Statements

This communication may contain certain “forward-looking statements” under applicable securities laws, including the Private Securities Litigation Reform Act of 1995. These statements are typically identified by words or phrases such as “may,” “will,” “could,” “should,” “predict,” “potential,” “pursue,” “outlook,” “continue,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and other words and terms of similar meaning. For example, statements regarding future results regarding the benefits of the transaction, closing of the proposed merger, and future financial results and operational plans are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, many of which are beyond the companies’ control, which could cause actual benefits, results, effects and timing to differ materially from the results predicted or implied by the statements. These risks and uncertainties include, but are not limited to: the failure to receive requisite shareholder approval, satisfy closing conditions or obtain regulatory approvals; uncertainties as to the timing of the closing; changes to business relationships, competitive responses, the inability to achieve anticipated synergies, unexpected costs, charges, expenses or difficulties, the outcome of any litigation and the inability to retain key personnel, each related to the proposed merger; the uncertainty of financial performance following completion of the proposed merger; and any changes in general economic or industry specific conditions. SandRidge cautions that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in SandRidge’s and Bonanza Creek’s public filings with the SEC, which are available at the SEC’s website, http://www.sec.gov. Each forward looking statement speaks only as of the date of the particular statement, and SandRidge undertakes no obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.